UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No 4

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

CARDAX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK

$0.001 par value per share

(Title of Class of Securities)

14141D102

(CUSIP Number of Class of Common Stock)

David G. Watumull

Cardax, Inc.

2800 Woodlawn Drive, Suite 129

Honolulu, Hawaii 96822

(808) 457-1400

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Richard M. Morris, Esq.

Herrick, Feinstein LLP
2 Park Avenue

New York, New York 10016

(212) 592-1400

CALCULATION OF FILING FEE:

Transaction Valuation:	Amount of Filing Fee:
$8,588,792.42(a)	$1,069.30(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer by the Cardax, Inc. (the “Company”) to holders of its $0.625 warrants (“Original Warrants”) to exchange up to 27,705,782 of such Original Warrants, plus a fee of $0.15 per Original Warrant (“Exchange Payment”) for an equal number of shares of common stock of the Company (“Exchange Offer”). The transaction valuation is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation assumes that 27,705,782 outstanding Original Warrants are tendered in the Exchange Offer, and was determined using $0.31 per Original Warrant, which represents the average of the bid and ask price of the Company’s common stock on May 1, 2018 on the OTCQB.

(b)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(c) and (g) under the Securities Act of 1933, computed based upon the average of the bid and ask price per share of the Company’s common stock on May 1, 2018 on the OTCQB.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,069.30

Form or Registration Number: Registration Statement on Form S-4 (File No. 333-224619)

Filing Party: Cardax, Inc.

Date Filed: May 2, 2018

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Cardax, Inc., a Delaware corporation (the “Company”) on June 15, 2018 and amended on June 20, 2018, June 21, 2018 and July 24, 2018 (as amended, the “Schedule TO”), in connection with the Company’s offer to exchange each issued and outstanding warrant that provided the holder the right to purchase a share of common stock of the Company, par value $0.001 per share (“Common Stock”) at $0.625 per share (each, an “Original Warrant”) and payment by the holder of $0.15 in cash (the “Exchange Payment”), for one share of Common Stock, which constitutes the “Exchange Offer”.

Amendment No. 4 serves as a final amendment to the Schedule TO reporting the final results of the Exchange Offer. Except as amended hereby to the extent specifically provided herein, all terms of the Exchange Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 4 by reference.

The Exchange Offer terminated at 5:00 p.m., New York City time, on July 27, 2018 (the “Expiration Date”) in accordance with its terms. As of the Expiration Date, Original Warrants representing a total of 9,600,286 shares of Common Stock were validly tendered pursuant to the Exchange Offer and not withdrawn, along with the total aggregate Exchange Payment of $1,440,042.90.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

CARDAX, INC.

By:	/s/ David G. Watumull
Name:	David G. Watumull
Title:	President & Chief Executive Officer

Date: July 30, 2018

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